Exhibit (d)(18)

December 22, 2011

Ann Sardini

[Redacted]

Re:	Retirement Transition Arrangement

Dear Ann:

The purpose of this letter agreement is to confirm our mutual understanding regarding the continuation of your employment with Weight Watchers International, Inc. (collectively with its subsidiaries, the “Company”) through your retirement.

In consideration, among other things, of your agreement to continue in the employ of the Company until June 29, 2012 (the “Departure Date”), and provided that you continue to perform all the duties associated with your roles as hereinafter set forth in a professional manner and consistent with past practices, and cooperate fully in the selection, training and transition of your successor as may be reasonably requested by the Company, we have agreed to the following:

1.	Retirement Transition: You shall continue to serve as the Company’s Chief Financial Officer and Treasurer and have the duties associated with such positions until March 30, 2012 (the “CFO Resignation Date”). Beginning on the CFO Resignation Date and continuing through the Departure Date, you shall continue to serve as an employee of the Company and hold the title of Vice President, Finance of the Company. During the period from the CFO Resignation Date until the Departure Date, you shall provide assistance to your successor and others as may be reasonably requested by the Company. As of the Departure Date, you shall retire and terminate your employment from the Company and, by executing this letter agreement, you hereby confirm (i) your resignation as Chief Financial Officer and Treasurer of the Company, and as an officer and director of the Company and each of its subsidiaries as may be applicable, effective as of the CFO Resignation Date, and (ii) your resignation as Vice President, Finance of the Company effective as of the Departure Date.

2.	Transition Base Salary, Annual Bonus and Other Benefits: You shall continue to receive your base salary at its current rate and the benefits and perquisites to which you are currently entitled through the Departure Date (except as modified below), including (A) you shall be eligible to receive any earned but unpaid annual bonus in respect of the Company’s 2011 fiscal year (with your individual performance target rating fixed at 125% of target) and (B) any matching and/or supplemental contributions made pursuant to the Company’s Savings Plan and Executive Profit Sharing Plan in respect of the Company’s 2011 fiscal year, in each case in accordance with the applicable plan and policy documents. The Company also confirms it will pay any vacation days accrued but unused by you prior to the Departure Date in accordance with the Company’s customary policy for payout of accrued but unused vacation days.

3.	Retention Bonus: Subject to (A) your continued employment through the Departure Date pursuant to the terms and conditions of this letter agreement, and (B) your compliance with the terms and conditions of this letter agreement (including the execution and non-revocation of the general releases attached hereto) and any other agreement incorporated herein by reference, then the Company shall pay you a retention bonus 30 days following the Departure Date equal to the sum of (i) fifteen (15) months of your current base salary plus (ii) $60,000, subject to lawful deductions and withholdings.

4.	COBRA Allowance: Provided you make the necessary election, we agree to pay for your continued health coverage under the Company-sponsored health plans pursuant to the Consolidated Omnibus Budget Reconciliation Act (“COBRA”) for 18 months following the Departure Date or such shorter period of time if you obtain alternative health coverage from another employer. You agree to notify us of any such alternative health coverage promptly upon the commencement of such coverage.

5.	No Duplication of Benefits: To the extent you become eligible for any payment or benefit under the terms of any Company plan, program or arrangement following the date hereof, you agree that any such payment or benefit shall be offset, dollar-for-dollar if applicable, by any payment or corresponding benefit provided under this letter agreement.

6.	General Releases. You agree to execute our general release substantially in the form attached hereto as Exhibit “A” simultaneously with your execution of this letter agreement, and substantially in the form attached hereto as Exhibit “B” upon or within 21 days following your Departure Date.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

If the foregoing accurately sets forth our mutual understanding, please so confirm at your earliest convenience by countersigning this letter agreement as set forth below and returning it to me.

Very truly yours,

/s/ David P. Kirchhoff

David P. Kirchhoff
Chief Executive Officer
Weight Watchers International, Inc.

Attachment

SO AGREED AND CONFIRMED:

/s/ Ann Sardini

Ann Sardini

Date:	12/22/11

EXHIBIT “A”

FORM OF GENERAL RELEASE

WEIGHT WATCHERS INTERNATIONAL, INC., which maintains its principal offices at 11 Madison Ave., New York, NY 10010 (“Company”), and Ann Sardini residing at [Redacted] (for herself and her present or former heirs, executors, creditors, dependents, spouse(s), administrators, successors, and assigns, collectively referred to throughout this Release, except as the recipient of the Consideration, as set forth in Section 2 below and provider of services, as set forth in Section 1 below, as “Employee”), agree, effective as of December     , 2011 (the “Effective Date”), that:

1. Resignation as an Officer and Director; Last Day of Employment. Employee has entered into a letter agreement with the Company dated December     , 2011 (the “Letter Agreement”) regarding the terms of her future resignation as Chief Financial Officer and Treasurer of the Company, and as an officer and director of the Company and each of its subsidiaries as applicable, and Employee’s subsequent retirement and termination of employment. Pursuant to the terms of the Letter Agreement, Employee’s last day of employment with the Company shall be on June 29, 2012 (the “Departure Date”).

2. Consideration.

(a) In consideration for signing this General Release (the “Release”) and the consideration set forth in the Letter Agreement, the terms and conditions of which are incorporated as if fully set out herein, and only so long as Employee remains fully in compliance with the promises, terms and conditions made in this Release and the Letter Agreement, the parties have agreed to the terms and conditions as are contained herein.

(b) Employee shall not be entitled to any additional equity grants, including but not limited to, grants of non-qualified stock options or restricted stock units (“Equity Awards”), following the date hereof. All Equity Awards outstanding as of the date hereof (i) shall continue to vest in accordance with their terms through the Departure Date, and (ii) shall continue to be governed by the terms of the applicable equity plan, including the Weight Watchers International, Inc. 2004 Stock Incentive Plan or the Weight Watchers International, Inc. 2008 Stock Incentive Plan (each as amended from time to time), and any other agreements executed thereunder and the Company’s corresponding Terms and Conditions for Employee Stock Awards and the Term Sheets for the same, as applicable, including without limitation, any restrictive covenants contained therein and applicable to such Equity Awards. Except as otherwise provided in any agreement with the Company including the Employee’s Amended and Restated Continuity Agreement with the Company dated as of April 27, 2011 (the “Continuity Agreement”), any unvested portion of the Equity Awards as of the Departure Date shall be cancelled without payment therefor upon the Departure Date.

3. No Consideration Absent Execution of this Release. Employee understands and agrees that the monies and benefits specified in the Letter Agreement would neither be paid nor provided, except for the execution of this Release and the separate general release referenced as Exhibit “B” to the Letter Agreement (the “Bring-Down Release”) and the

complete fulfillment of the promises contained in this Release and in the Letter Agreement. In the event Employee does not sign or signs but revokes this Release or the Bring-Down Release, Employer shall not be required to make any other payment to Employee other than wages and vacation pay due as of the date of Employee’s departure from the Company.

4. General Release of Claims. Employee knowingly and voluntarily releases and forever discharges, indemnifies and holds harmless the Company and any present or former parent corporation, affiliates, subsidiaries, divisions, joint ventures, insurers, attorneys, benefit plans, plan administrators, successors and assigns and the current and former employees, officers, directors, representatives and agents thereof, as well as all otherwise affiliated or related entities or persons (collectively referred to throughout this Release as “Employer”), of and from any and all claims, known and unknown, Employee has or may have against Employer as of the date of execution of this Release. No claim or right of any kind shall survive execution of this Release, which bars, settles and waives any and all claims, including, but not limited to, any alleged violation of: the Offer Letter (as defined in Section 11 below), the National Labor Relations Act; Title VII of the Civil Rights Act of 1964; the Civil Rights Act of 1991; Sections 1981 through 1988 of Title 42 of the United States Code; the Employee Retirement Income Security Act of 1974; the Immigration Reform and Control Act; the Americans with Disabilities Act of 1990; the Age Discrimination in Employment Act of 1967; the Workers Adjustment and Retraining Notification Act; the Occupational Safety and Health Act; the Fair Credit Reporting Act; the New York State Executive Law (including its Human Rights Law); the New York State Labor Law; the New York wage and hour laws; the New York City Administrative Code (including its Human Rights Law); the retaliation provisions of the New York State Worker’s Compensation and Disability Benefits Laws; any other federal, state or local law, regulation or ordinance of any kind; any amendments to the foregoing laws; any public policy, contract, third-party beneficiary, tort or common law claim; and unless otherwise expressly agreed to in this Release, any benefit, payroll or other plan, policy or program or any claim for costs, fees, or other expenses including attorneys’ fees. Notwithstanding anything in this Release to the contrary, nothing contained in this Release shall be a waiver of any rights (and Employee’s released claims shall not be deemed to include any rights) (a) to indemnification that Employee has against the Company by virtue of her service as an officer thereof, whether by agreement, common law, statute or pursuant to the Company’s Certificate of Incorporation, as amended to date, and (b) under the Continuity Agreement.

5. Affirmations. Employee affirms that she has neither filed nor caused to be filed, and presently is not a party to any claim, complaint, or action against Employer in any forum or form. Employee further affirms that she has been paid in full for all hours worked as of the date of this Release and has been paid or has received all leave (paid or unpaid), compensation, wages, bonuses, commissions, and/or benefits to which she may be entitled. Employee further affirms that no leave (paid or unpaid), compensation, wages, bonuses, commissions and/or benefits are due, except as provided in this Release. Employee furthermore affirms that she has no known workplace injuries or occupational diseases for which a claim could be made or benefits or other relief could be obtained and/or has not been denied any leave requested under the Family and Medical Leave Act. Employee will be permitted to submit any expenses that are reimbursable under Employer’s business expense reimbursement policy if such expenses are properly submitted within 45 days of the Departure Date.

6. Affirmative Covenants.

(a) The parties agree that the Covenant Not to Compete, Confidentiality Information, No Raid, and Specific Performance provisions (regardless of how such clauses may be entitled) contained in the various Terms and Conditions for Employee Stock Awards applicable to any Equity Awards are incorporated as if fully set out herein.

(b) Employee shall refrain, both during and after her employment, from making any oral or written statements to third parties about the Company or any of its affiliates, or any of such entities’ officers, employees, agents, or representatives that are disparaging, slanderous, libelous, or defamatory.

7. Governing Law and Interpretation. This Release shall be governed and conformed in accordance with the laws of the State of New York. In the event the Employee or Employer breaches any provision of this Release, Employee and Employer affirm that either may institute an action to specifically enforce any term of this Release. Employee hereby consents to the exclusive jurisdiction of the state and federal courts located in the State of New York, in and for the County of New York, or the United States District Court for the Southern District of New York, for the resolution of any dispute regarding or arising out of this Release. Any claim shall be heard by a judge of that court, without a jury. If any provision of this Release is declared illegal or unenforceable by any court of competent jurisdiction, the parties agree the court shall have the authority to modify, alter or change the provision(s) in question to make the Release legal and enforceable. If this Release cannot be modified to be enforceable, excluding the general release language, such provision shall immediately become null and void, leaving the remainder of this Release in full force and effect. If the general release language is found to be illegal or unenforceable, Employee agrees to execute a binding replacement release or, if requested by the Employer, to return the monies paid pursuant to this Release or to apply the consideration as a set-off to any claim or relief.

8. Non-Admission of Wrongdoing. The parties agree that neither this Release nor the furnishing of the consideration for this Release shall be deemed or construed at anytime for any purpose as an admission by either party of any liability or of any unlawful conduct of any kind.

9. Amendment. This Release may not be modified, altered or changed except upon express written consent of both parties wherein specific reference is made to this Release (or as set forth in Section 7, above).

10. Execution and Revocation. Employee shall have twenty-one (21) calendar days to review and to consider this Release, including, but not limited to, its general release. If Employee executes the Release, Employee may revoke this Release at any time during the seven (7) calendar days following the day she executes this Release. Any revocation within this period must be submitted, in writing, to Jeffrey Fiarman, Executive Vice President and General Counsel, of the Company and state, “I hereby revoke my acceptance of the Release, including without limitation, the General Release contained in the Release.” The revocation must be personally delivered to Jeffrey Fiarman, Executive Vice President and General Counsel, or mailed to Jeffrey Fiarman, Executive Vice President and General Counsel, at Weight Watchers International, Inc., 11 Madison Ave., New York, New York 10010, and postmarked within seven (7) calendar days of execution of this Release. This Release shall not become effective or enforceable until the revocation period has expired and has not been revoked by the Employee. If the last day of the revocation period is a Saturday, Sunday, or legal holiday in New York State, the revocation period shall not expire until the next following day which is not a Saturday, Sunday, or legal holiday.

11. Entire Agreement.

(a) This Release and the Letter Agreement set forth the entire agreement between the parties hereto, and as of the date hereof fully supersede any prior agreements or understandings between the parties on the express subject matter herein, including, without limitation, the offer letter to the Employee dated as of April 19, 2002 (the “Offer Letter”), except any clause(s) of any agreement that protects Employer against unauthorized disclosure or use of its corporate or confidential data or documents or unfair competition. The Offer Letter shall be of no further force and effect as of the date hereof and Employee waives any right to benefits under the Offer Letter.

(b) Notwithstanding the foregoing, provided that Employee remains employed with the Company through the Departure Date, the parties agree that (i) for purposes of the Continuity Agreement, Employee’s termination of employment on the Departure Date shall be a termination by the Company without Cause, and not a termination for any other reason, including Employee’s Retirement, as those terms are defined in the Continuity Agreement, and the Company shall not assert otherwise, and (ii) Employee shall be eligible to receive any additional payments and benefits described under the Continuity Agreement, including the payments and benefits described in Sections 4(a) through 4(d) therein (but without duplication to the payments and benefits provided under the Letter Agreement), to the extent (if at all) that such additional amounts would be payable under the terms of the Continuity Agreement pursuant to a termination without Cause. For the avoidance of doubt, any termination payments or benefit that Employee becomes entitled to receive pursuant to Sections 4(a) through 4(d) of the Continuity Agreement shall be offset, dollar-for-dollar if applicable, by any payment or corresponding benefit provided pursuant to Section 3 of the Letter Agreement.

(c) Employee has not relied on any representations, promises, or agreements of any kind in connection with the decision to accept this Release, except for those set forth in this Release.

12. Section Headings. Section headings are used herein for convenience of reference only and shall not affect the meaning of any provision of this Release.

13. Counterparts. This Release may be executed in counterparts, each of which shall be deemed an original and each of which shall together constitute a single agreement.

14. Legal Fees. Except as otherwise provided hereinabove, each party will be responsible for its own legal fees or costs, if any, incurred in connection with the negotiation of this Release and any act with respect thereto.

15. Competence To Waive Claims. At the time of considering or executing this Release, Employee was not affected or impaired by illness, use of alcohol, drugs or other substances or otherwise impaired. Employee is competent to execute this Release and knowingly and voluntarily waives any and all claims she may have against Employer and agrees to indemnify and hold Employer harmless from and against any claim that may be made by her or in her behalf. Employee certifies that she is not a party to any matrimonial, bankruptcy, lien, creditor-debtor or other proceedings which would impair her right or ability to waive all claims she may have against Employer.

EMPLOYEE HAS BEEN ADVISED THAT TWENTY-ONE (21) CALENDAR DAYS WILL BE PROVIDED FOR THE REVIEW OF THIS RELEASE. EMPLOYEE HAS BEEN ADVISED IN WRITING TO CONSULT WITH AN ATTORNEY PRIOR TO EXECUTION OF THIS RELEASE. EMPLOYEE AGREES THAT ANY MODIFICATION, WHETHER MATERIAL OR OTHERWISE, MADE TO THIS RELEASE DOES NOT RESTART OR AFFECT IN ANY MANNER THE ORIGINAL TWENTY-ONE (21) CALENDAR DAY CONSIDERATION PERIOD.

HAVING ELECTED TO EXECUTE THIS RELEASE, TO FULFILL THE PROMISES AND TO RECEIVE THE CONSIDERATION OUTLINED HEREIN, EMPLOYEE FREELY AND KNOWINGLY, AND AFTER DUE CONSIDERATION, ENTERS INTO THIS RELEASE INTENDING TO WAIVE, SETTLE AND RELEASE ALL CLAIMS AGAINST EMPLOYER.

[Signatures on following page.]

IN WITNESS WHEREOF, the parties hereto knowingly and voluntarily executed this Release as of the date first set forth above:

EMPLOYEE

Ann Sardini

WEIGHT WATCHERS INTERNATIONAL, INC.

By:
Name:
Title:

EXHIBIT B

FORM OF GENERAL RELEASE (“BRING-DOWN RELEASE”)

1. General Release of Claims. In consideration for the payments and benefits provided pursuant to that certain Letter Agreement and General Release, each dated as of December     , 2011 (collectively, the “Agreement”) between Ann Sardini (for herself and her present or former heirs, executors, creditors, dependents, spouse(s), administrators, successors, and assigns, collectively referred to herein as “Employee”) and Weight Watchers International, Inc. (“Employer”), Employee hereby voluntarily releases and forever discharges, indemnifies and holds harmless Employer and any present or former parent corporation, affiliates, subsidiaries, divisions, joint ventures, insurers, attorneys, benefit plans, plan administrators, successors and assigns and the current and former employees, officers, directors, representatives and agents thereof, as well as all otherwise affiliated or related entities or persons, of and from any and all claims, known and unknown, Employee has or may have against Employer as of the date of execution of this General Release (the “Release”). Capitalized terms used herein without definition have the meanings assigned to such terms under the Agreement. No claim or right of any kind shall survive execution of this Release, which bars, settles and waives any and all claims, including, but not limited to, any alleged violation of: the National Labor Relations Act; Title VII of the Civil Rights Act of 1964; the Civil Rights Act of 1991; Sections 1981 through 1988 of Title 42 of the United States Code; the Employee Retirement Income Security Act of 1974; the Immigration Reform and Control Act; the Americans with Disabilities Act of 1990; the Age Discrimination in Employment Act of 1967; the Workers Adjustment and Retraining Notification Act; the Occupational Safety and Health Act; the Fair Credit Reporting Act; the New York State Executive Law (including its Human Rights Law); the New York State Labor Law; the New York wage and hour laws; the New York City Administrative Code (including its Human Rights Law); the retaliation provisions of the New York State Worker’s Compensation and Disability Benefits Laws; any other federal, state or local law, regulation or ordinance of any kind; any amendments to the foregoing laws; any public policy, contract, third-party beneficiary, tort or common law claim; and unless otherwise expressly agreed to in this Release or the Agreement, any benefit, payroll or other plan, policy or program or any claim for costs, fees, or other expenses including attorneys’ fees. Notwithstanding anything in this Release to the contrary, nothing contained in this Release shall be a waiver of any rights (and Employee’s released claims shall not be deemed to include any rights) (a) to indemnification that Employee has against the Company by virtue of her service as an officer thereof, whether by agreement, common law, statute or pursuant to the Company’s Certificate of Incorporation, as amended to date, and (b) under the Continuity Agreement (as defined in the Agreement).

2. Affirmations. Employee affirms that she has neither filed nor caused to be filed, and presently is not a party to any claim, complaint, or action against Employer in any forum or form. Employee further affirms that she has been paid in full for all hours worked as of the date of this agreement and has been paid or has received all leave (paid or unpaid), compensation, wages, bonuses, commissions, and/or benefits to which she may be entitled. Employee further affirms that no leave (paid or unpaid), compensation, wages, bonuses, commissions and/or benefits are due, except as provided in this Release. Employee furthermore affirms that she has no known workplace injuries or occupational diseases for which a claim could be made or benefits or other relief could be obtained and/or has not been denied any leave requested under the Family and Medical Leave Act. Employee will be permitted to submit any expenses that are reimbursable under Employer’s business expense reimbursement policy if such expenses are properly submitted within 45 days of the Departure Date.

3. Governing Law and Interpretation. This Release shall be governed and conformed in accordance with the laws of the State of New York. In the event the Employee or Employer breaches any provision of this Release, Employee and Employer affirm that either may institute an action to specifically enforce any term of this Release. Employee hereby consents to the exclusive jurisdiction of the state and federal courts located in the State of New York, in and for the County of New York, or the United States District Court for the Southern District of New York, for the resolution of any dispute regarding or arising out of this Release. Any claim shall be heard by a judge of that court, without a jury. If any provision of this Release is declared illegal or unenforceable by any court of competent jurisdiction, the parties agree the court shall have the authority to modify, alter or change the provision(s) in question to make the Release legal and enforceable. If this Release cannot be modified to be enforceable, excluding the general release language, such provision shall immediately become null and void, leaving the remainder of this Release in full force and effect. If the general release language is found to be illegal or unenforceable, Employee agrees to execute a binding replacement release or, if requested by the Employer, to return the monies paid pursuant to this Release or to apply the consideration as a set-off to any claim or relief.

4. Execution and Revocation. Employee shall have twenty-one (21) calendar days to review and to consider this Release, including, but not limited to, its general release. If Employee executes the Release, Employee may revoke this Release at any time during the seven (7) calendar days following the day she executes this Release. Any revocation within this period must be submitted, in writing, to Jeffrey Fiarman, Executive Vice President and General Counsel, of the Employer and state, “I hereby revoke my acceptance of the Release, including without limitation, the General Release contained in the Release.” The revocation must be personally delivered to Jeffrey Fiarman, Executive Vice President and General Counsel, or mailed to Jeffrey Fiarman, Executive Vice President and General Counsel, at Weight Watchers International, Inc., 11 Madison Ave., New York, New York 10010, and postmarked within seven (7) calendar days of execution of this Release. This Release shall not become effective or enforceable until the revocation period has expired and has not been revoked by the Employee. If the last day of the revocation period is a Saturday, Sunday, or legal holiday in New York State, the revocation period shall not expire until the next following day which is not a Saturday, Sunday, or legal holiday.

5. Competence To Waive Claims. At the time of considering or executing this Release, Employee was not affected or impaired by illness, use of alcohol, drugs or other substances or otherwise impaired. Employee is competent to execute this Release and knowingly and voluntarily waives any and all claims she may have against Employer and agrees to indemnify and hold Employer harmless from and against any claim that may be made by her or in her behalf. Employee certifies that she is not a party to any matrimonial, bankruptcy, lien, creditor-debtor or other proceedings which would impair her right or ability to waive all claims she may have against Employer.

EMPLOYEE HAS BEEN ADVISED THAT TWENTY-ONE (21) CALENDAR DAYS WILL BE PROVIDED FOR THE REVIEW OF THIS RELEASE. EMPLOYEE HAS BEEN ADVISED IN WRITING TO CONSULT WITH AN ATTORNEY PRIOR TO EXECUTION OF THIS RELEASE. EMPLOYEE AGREES THAT ANY MODIFICATION, WHETHER MATERIAL OR OTHERWISE, MADE TO THIS RELEASE DOES NOT RESTART OR AFFECT IN ANY MANNER THE ORIGINAL TWENTY-ONE (21) CALENDAR DAY CONSIDERATION PERIOD.

HAVING ELECTED TO EXECUTE THIS RELEASE, TO FULFILL THE PROMISES AND TO RECEIVE THE CONSIDERATION OUTLINED HEREIN, EMPLOYEE FREELY AND KNOWINGLY, AND AFTER DUE CONSIDERATION, ENTERS INTO THIS RELEASE INTENDING TO WAIVE, SETTLE AND RELEASE ALL CLAIMS AGAINST EMPLOYER.

EMPLOYEE

Ann Sardini

Date:

12